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											Exhbit D-2

PENNSYLVANIA
PUBLIC UTILITY COMMISSION
Harrisburg, PA 17105-3265

	Public Meeting held September 17, 1998
Commissioners Present:

John M. Quain, Chairman
Robert K. Bloom, Vice Chairman
David W. Rolka
Nora Mead Brownell
Aaron Wilson, Jr.


				 Docket Nos.
Pennsylvania's Public Utility Commission            	 R-00984281
Anthony Perman			 R-00984281CO001
The Office of Consumer Advocate	                 	 R-00984281CO002
   v.
The Peoples Natural Gas Company

Peoples Industrial Intervenors,
The Independent Oil and Gas
   Association of Pennsylvania,
Enron Capital Trade Resources Corp., and
Columbia Energy Services Corp.,
	   Intervenors

In re: Application of the Peoples Natural Gas
Company for the approval of the transfer of	  A-122250F.0008
property used or useful in the public service to CNG Producing Company, an affiliate of the Applicant

OPINION AND ORDER
BY THE COMMISSION:

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I.	HISTORY OF THE PROCEEDING


A.	Peoples' Application

On February 11, 1998, The Peoples Natural Gas Company (Peoples) filed with the Commission an Application, under Sections 1102(a)(3) and 2102 of the Public Utility Code, 66 Pa. C. S. Sections I 102(a)(3) and 2102, for approval of Peoples' transfer of certain used and useful property to its affiliate, CNG Producing Company (CNGP). Peoples proposes to transfer its interests in natural gas wells, oil and gas leases, related contracts and agreements, related measurement equipment, and certain portions of gathering lines, as well as other miscellaneous attached equipment ("production assets"). As part of the same transaction, CNGP agrees to sell natural gas to Peoples, equal to the anticipated levels of production from the transferred assets, over the six-year period from January 1, 1999 through December 31, 2004. The prices that Peoples has agreed to pay for those natural gas supplies is set forth in the Asset Sale Agreement between Peoples and CNGP.

Peoples accompanied its Application with various attachments, including a description of the assets to be transferred, Peoples' Asset Sale Agreement with CNGP, and illustrative tariff sheets reflecting the effect of the proposed transfer on certain of Peoples' retail and transportation rates. The tariff sheets show that, if the Commission grants Peoples' Application, the affected rates will be reduced by $0.0884 per mcf effective January 1, 1999, exclusive of the Pennsylvania Gross Receipts Tax (which affects retail rates only).

		The Asset Sale Agreement contained an effective date of the later of December 1, 1998, or thirty days following the Commission's issuance of a certificate of public convenience under Section 1102(a)(3) of the Public Utility Code, evidencing the Commission's grant of the Application and approval of the transfer of the production assets. 66 Pa. C.S. Section 1


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102(a)(3).  On April 1, 1998, Peoples filed with the Commission a document captioned, "Modification to Asset Sale Agreement," through which Peoples and CNGP have modified the effective date of the Asset Sale Agreement by substituting December 31, 1998 for December 1, 1998. On March 21, 1998, the Commission published Notice of Peoples' Application in the Pennsylvania Bulletin. 28 Pa. B. 1482. The Commission's Notice allowed interested persons to file protests or petitions to intervene in response to Peoples' Application on or before April 6, 1998. On March 24, 1998, the Office of Consumer Advocate (OCA) filed both a Protest to and a Notice of Intervention in Peoples' Application. No other persons filed protests to or petitions to intervene in Peoples' Application.

B.	Peoples' 1307(f) Filing

		   On March 2, 1998 Peoples filed a Request for Confidential Treatment of Certain 1307(f) Prefiling Submissions. On April 1, 1998, Peoples filed Supplement-No. 132 to Tariff Gas - Pa. P.U.C. No. 42, with an effective date of October 1, 1998. Supplement No. 132 initiated
Peoples' 1998 natural gas cost recovery proceeding under Section 1307(f) of the Public Utility Code, 66 Pa. C.S. Section 1307(f). Supplement No. 132 proposed the following changes in the natural gas cost recovery levels incorporated within Peoples' various rates:

1.	a decrease of $0.1154/mcf (including Pennsylvania Gross
Receipts Tax) in the commodity charges applicable to Peoples' retail customers under its Rates RS, CS-S and CS-L;

2.	a decrease of $0.1588 per mcf (including Pennsylvania Gross
Receipts Tax) in the commodity charge applicable to Peoples' retail customers under its Rate IS-SB;




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3.	an increase of $0.0413 per mcf (excluding Pennsylvania Gross
Receipts Tax) in the various demand or entitlement charges applicable to users of Peoples' standby services and industrial retail service under its Rates GS-SB and IS-SB;

4.	an increase of $0.0655 per mcf in the banking, balancing and advancing ("BB&A") charge applicable to residential and commercial transportation customers under Peoples' Rate GS-T;

5.	a decrease of $0.0009 per mcf in the BB&A charge applicable
to industrial transportation customers under Peoples' Rate T;
and

6.	a decrease of $0.1251 per mcf in Peoples' Migration Rider.

In addition to the above, proposed changes in rates, Peoples also presented two related proposals as part of its 1307(f) filing. Peoples proposed changes to the imbalance provisions in its tariff that would apply new charges and penalties to transportation customers who exceed Peoples' monthly banking and advancing tolerance. Second, Peoples sought to extend its existing performance-based gas procurement program indefinitely beyond its scheduled expiration date of September 30, 1998.

Anthony Perman and the Office of Consumer Advocate filed timely
Complaints against Peoples' 1307(f) filing. Mr. Perman did not actively participate in the proceeding.

On April 1, 1998, Peoples filed a Motion requesting that the
Commission consolidate for hearing and decision its Application for transfer of its production assets and its annual 1307(f) filing.




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By Prehearing Order issued on April 13, 1998, Administrative Law
Judge (ALJ) Larry Gesoff granted, among other things, the following:
Peoples' Motion to Consolidate its 1307(f) proceeding with its Application; the Independent Gas and Oil Association of Pennsylvania's (IOGA) request to participate in the 1307(f) proceeding as a party; consolidated Mr. Perman and the OCA's Complaints with the 1307(f) proceeding.

The Commission's Office of Trial Staff (OTS) and the Office of
Small Business Advocate (OSBA) became parties to this proceeding by Notices of Intervention dated April 7, and April 1, respectively.

By Interim Order No. 4, ALJ Gesoff granted the Petition to
Intervene of Peoples Industrial Intervenors (PII). 3

          An evidentiary hearing was held on June 10, 1998. At the hearing, the OTS and the OCA represented that they had reached a settlement regarding the issues in dispute between them. On June 30, 1998, the OTS, OCA, OSBA and Peoples filed a Joint Petition for Approval of Settlement Agreement (Agreement) which purported to resolve all of the issues of interest to them in Peoples' Application and 1307(f) proceeding. The record was closed on July 6, 1998.

Peoples, the OTS, the OCA and PII filed Main Briefs and Reply
Briefs. IOGA filed a Notice of Endorsement indicating that in lieu of filing its own Main Brief, it would adopt the arguments and positions advocated by PII in its Main Brief IOGA did not file a Reply Brief.

The Recommended Decision of ALJ Gesoff was issued on August 5,
1998. PII filed Exceptions to the Recommended Decision. Replies to Exceptions were filed by the OCA, the OTS and Peoples.


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II. SETTLEMENT AGREEMENT

A.		Peoples' Application

In the Settlement Agreement, the Parties agreed that Peoples is authorized to transfer to its gas production and gather assets to its affiliate, CNG Producing Company, in accordance with the February 10, 1998 Asset Sale Agreement between Peoples and CNGP, as subsequently modified by the March 30, 1998 Modification to Asset Sale Agreement and terms of the Settlement Agreement, to the extent necessary.

The Parties also stipulated that three (3) modifications would be made to Peoples' Application. The first modification increased the level of reduction to base rates resulting from the asset transfer, from the 8.84$/Mcf proposed by Peoples to 9.55$/Mcf, effective January 1, 1999. The rate reduction will be applied to: (a) All of the retail commodity rates contained in Peoples' Rates RS, CS-S, CS-L, and IS-SB; (b) The maximum rates for the transportation of interstate gas supplies contained in Peoples' Rates GS-T and T; and (c) The maximum rates for the transportation of Pennsylvania-produced supplies, for residential and small commercial ratepayers, contained in Peoples' Rate GS-T.

The second modification provided that if market prices turn out to be lower than the cost-of-service prices, Peoples' purchase agreement with CNGP would be terminated, and Peoples would be able to purchase replacement supplies at market prices.

The third modification was intended to ensure that the benefits of the purchase agreement flow to Peoples' customers, regardless of whether they elect to become transportation customers or remain as sales customers.




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OTS supported the Agreement as in the public interest.  OCA maintained that it supported the Agreement and that the proposed modifications to the Peoples' Application would protect Peoples' ratepayers from any adverse effects resulting from the transfer of Peoples' natural gas production assets and associated facilities to its affiliate, CNGP.
The OCA was also of the opinion that the Agreement was in the public interest and addressed the concerns it had with Peoples' 1307(f) filing.

The ALJ recommended approval of the Peoples' Application as modified by the Agreement. The ALJ concluded that the terms of the Agreement referring to Peoples' Application were in the public interest. The ALJ noted that the Agreement provided for reasonable reductions in Peoples' retail and transportation rates, appropriate conditions for the termination of the CNGP supply arrangement, acceptable conditions for the continued availability of CNGP gas supplies, and an acceptable forbearance from claims on the part of Peoples. (R.D., p. 65).

We note that no party filed Exceptions to Peoples' Application or the ALJ's recommendation to approve the Application. Finding that Peoples' Application, as modified by the Agreement is in the public interest, it is adopted.

B.		Peoples Section 1307(f)

Under the Settlement, Peoples agreed to include the following as part of its 1999 Section 1307(f) filing that it will make on or about April 1, 1999:

a.	A proposal to reduce the monthly banking and advancing
tolerances contained in its Rates GS-T and T to 3.5% for service rendered on and after October 1, 1999; and






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b.	Testimony and analysis that describes Peoples' plans for
maintaining or abandoning the provision of retail service, including plans with respect to Peoples' renewal or termination of interstate transportation and storage contracts, its obligations to serve, metering and billing service, standby service, storage service, and recovery of stranded natural gas costs.

(Settlement, p. 11).

The ALJ recommended approval of Peoples' Section 1307(f) filing as modified by the Settlement. The ALJ concluded that the Settlement addressing Peoples' filing was in the public interest. ALJ Gesoff also determined that the Settlement and the record demonstrated that Peoples is pursuing a "least cost gas fuel procurement policy," pursuant to Section 13 18 of the Public Utility Code, 66 Pa. C. S. Section 13 18, and supported a determination that the seven specific findings set forth in section 1318 were met.

The ALJ also recommended approval of the two the terms of the agreement: the proposed reduction from 5% to 4% in the monthly tolerance for the banking and advancing of natural gas on behalf of transportation customers under Peoples' Rates GS-T and T; and second, the imbalance fee provisions concerning Peoples' contracts for the pooling of transportation customer supplies.

III.  PEOPLES' MONTHLY BANKING AND ADVANCING TOLERANCE

A.	Arguments of Parties

In its Supplement No. 132 filed on April 1, 1998, Peoples did not propose any changes in its present monthly banking and advancing tolerance of 5%. In the Agreement, Peoples agreed to reduce the monthly tolerance from 5% to 4%, for service rendered by Peoples on and after October 1, 1998.


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Peoples maintained that the proposed 4% banking and advancing tolerance encourages a "least cost fuel procurement policy" and does not unreasonably discriminate between its retail and transportation customers. Peoples pointed out that its monthly banking and advancing tolerance affect its cost of natural gas in two ways. First, Peoples must incur natural gas demand costs for peak day design capacity used to provide banking and advancing service up to the monthly tolerance. (Peoples St. No. 5, p. 2). Second, Peoples stated that its monthly banking and advancing tolerance allows its transportation customers the opportunity to reduce their own commodity costs of natural gas at the possible expense of Peoples' retail customers. (Peoples St. No. 5, p.3). Peoples noted that under its existing 5% tolerance, Peoples must reserve a total of 13 MMcf of peak day design capacity for banking and advancing services to its transportation customers. Under the proposed 4% tolerance, Peoples would need to reserve only 10 MMcf of peak day design capacity for banking and advancing purposes. Peoples remarked that while a 4% tolerance would not immediately result in a reduction of its costs of natural gas, it should have that effect over the long-term as opportunities present themselves for Peoples to reduce or terminate existing levels of interstate pipeline capacity. (Peoples St. No. 5, p. 4).

Peoples, in responding to an IOGA proposal, emphasized that the 10% banking and advancing tolerance advocated by IOGA would require it to increase its design day capacity for banking and advancing purposes to 24 MMcf. The additional capacity, Peoples argued, would increase its natural gas costs, which would affect Peoples and its ratepayers.

With respect to commodity costs, Peoples proffered that its 4% proposed banking and advancing tolerance would afford its transportation customers the opportunity to either under-deliver gas supplies when the cost of supplies is high, or over-deliver when the cost of supplies is low. Peoples maintained that under either situation, Peoples' retail customers


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pay more in natural gas commodity cost because Peoples may have to buy higher-priced gas for its general system supply. (Peoples St. No. 5, p. 3).

PII opposed Peoples' 4% banking and advancing tolerance.
According to PII, Peoples' Agreement with the OTS and OCA did not relieve Peoples from demonstrating that the 4% tolerance was just and reasonable. PII argued that Peoples offered no independent reason for reducing the monthly tolerance from 5% to 4%, other than the stipulation with the OCA and the OTS. PII also contended that Peoples failed to prove that changes to its imbalance tolerances would effect the gas costs of retail customers. PII concluded that because Peoples did not provide sufficient evidence to support the need for any of its proposed tariff changes, the proposed changes to the imbalance tolerance and fees should be rejected.

IOGA proposed to increase the banking and advancing monthly tolerances to 10%. IOGA asserted that it is difficult for its members to operate under the current 5% tolerance level. IOGA did not file Brief Instead, it endorsed PII's Main Brief.

The OTS disagreed with IOGA's proposal. The OTS argued that Peoples' banking and advancing tolerances should be reduced for two reasons. First, the OTS argued that Section 137(f) ratepayers would be protected from increased gas costs caused by imbalances and unlawful discrimination by the reduction of the tolerance and using the highest or lowest cost of gas when the imbalances occur. The OTS pointed out that this is provided for under the Agreement. The OTS continued that the record indicates that the current 5% tolerance leaves Section 1307(f) customers vulnerable to increased gas costs when transportation customers incur imbalances. This type of discrimination, according to the OTS, is contrary to Commission's Regulations at 52 Pa. Code Section 60.3(a). The OTS also argued that increasing the tolerances to 10% enhances the chances for potential discrimination.


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Second, the OTS also believed that IOGA was flawed on another ground. The OTS pointed out that natural gas companies such as Equitable Gas Company, who compete with Peoples, have lower banking and balancing tolerances. The OTS remarked that IOGA's witness was unable to state whether IOGA's customers on Equitable's system were having difficulty operating within Equitable's 2.5% tolerance.

The OCA advocated the rejection of IOGA's proposal to increase
Peoples' monthly tolerance. The OCA argued that the 4% imbalance tolerance level proposed in the Settlement is reasonable and consistent with the record evidence. The OCA noted that if Peoples' monthly banking and advancing tolerance were increased to +10%, Peoples would have to reserve almost double the design day capacity to serve transportation customer imbalances.

The OCA emphasized that the Commission has historically supported reductions in Peoples' tolerance levels to reduce subsidies to transportation service resulting from balancing. In 1993, Peoples implemented a 10% monthly tolerance, which was subsequently reduced to 5% in 1994.

B.	ALJ's Recommendation

The ALJ agreed with Peoples, the OTS and OCA and recommended the reduction in the monthly banking and advancing tolerance contained in Peoples' Rates GS-T from 5% to 4%. (R.D., p. 71). ALJ Gesoff agreed with Peoples, the OTS and the OCA, that reducing the tolerance levels to 4% as provided for in the Settlement Agreement, reduces the transportation customers' opportunity to "game" Peoples' system. He was able to infer that this would result in reduced gas costs. (R.D., p. 70). ALJ Gesoff also observed that Equitable Gas Company, a competitor of Peoples, has a banking and balancing tolerance for its transportation customers of 2.5%.


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And, the ALJ noted that IOGA members have been able to effectively manage their pools within this lower tolerance. (R.D., at 7 1). On the basis of the foregoing, ALJ Gesoff concluded that Peoples met its burden of proof on the issue and so recommended the acceptance of the reduction.

C.	Exceptions

As noted, only PII filed Exceptions to the Recommended Decision.
In its Exceptions, PII contends that there was no record evidence to support a reduction of Peoples' monthly imbalance tolerance to +/ 4% and that the ALJ erred in adopting the

Settlement provision on this issue. According to PII, Peoples failed to demonstrate that the change in the imbalance tolerance is necessary and that the change results in just and reasonable terms of service for transportation customers.

		PII states that the ALJ cited five reasons to support his decision to adopt monthly imbalance tolerance reduction in the Settlement.  According to PII, the ALJ's statement that a 4% tolerance will not unreasonably discriminate against transportation customers is unsupported in the record.
PII argues that the ALJ failed to note that none of the Parties to the
Settlement presented evidence that the current 5% tolerance represented an unjust balancing of the interests of retail and transportation customers.

Second, PII is of the opinion that the ALJ's concerns regarding the ability of transportation customers to "game" the system are unwarranted and without an evidentiary basis. Third, PII asserts that the ALJ's conclusion that retail gas customers' costs will be reduced by the change in the imbalance tolerance is contrary to the record evidence. PII maintains that the testimony of Peoples' witness that the reduction should, over time, have the impact of reducing costs was vague and speculative.
PII further posits that neither Peoples nor the OTS established that the

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use of the percentage tolerance in the current tariff increased actual retail customer costs in any historic month. Fourth, PII remarks that the ALJ 's statement concerning the balancing tolerance for Equitable, as a competitor of Peoples, lacks factual and legal importance in ruling on the proper imbalance tolerance for Peoples. In PII's view, the fact that Equitable has an approved 2.5% tolerance is insufficient to prove that a 4% tolerance is the appropriate percentage for Peoples' retail and transportation customers. Fifth, PII objects to the ALJ's statement that the PII and IOGA were in better positions to introduce evidence of the effect of the reduction on transportation customers. PII urges the Commission to modify the Settlement and eliminate the proposed change in monthly transportation imbalance tolerance levels.

D.	Disposition

We disagree with PII's contention. In our view, the ALJ's finding that, based on history, a 4% tolerance will not unreasonably discriminate against Peoples' transportation customers is supported by the record evidence. Peoples' witness stated that the monthly banking and advancing tolerance affect both the demand costs and commodity costs of natural gas. (Peoples St. No. 5, pp. 2-3). The record also indicates that under Peoples' current 5% advancing and banking tolerance level, Peoples' retail customers must endure the burden of increased gas costs when Peoples transportation customers take advantage to under-deliver when the cost of gas supplies is high or to over-deliver when the cost of gas supplies is low. (OCA R. Exc., p. 3; Peoples St. No. 5, p. 3). This occurs when Peoples is compelled to purchase gas at a higher price in order to have supplies for its general system supply. (Peoples St. No. 5, p. 3; OTS St. No. 1R, p. 3). The 4% imbalance tolerance provided in the Settlement will serve to reduce transportation customers' opportunity to game the system as well allow for reduced costs in the long term to Peoples and its retail customers affected by the gaming. (Peoples St., No. 5, p. 4).


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Contrary to PII's contention, the ALJ did not unequivocally state that a smaller banking and advancing tolerance would reduce gaming by transportation customers on Peoples' system. The ALJ properly concluded that a reduction in the tolerance level to 4% would lessen the opportunity, for transportation customers to game Peoples' system. (R.D., p. 70). In our view, Peoples was not required to prove evidence of widespread gaming on its system to meet its burden of proof.

We further disagree with PII's argument that the ALJ's statement that retail customers' costs will be decreased by a reduction in the monthly banking and advancing tolerance is unsupported in the record. Peoples' witness testified and IOGA's witness agreed that People must incur higher natural gas demand and gas commodity. costs with a 5% tolerance than with a 4% tolerance. (Peoples' St. No. 5, p. 4; Tr. 79-80; 88-89). This argument is, therefore, rejected.

Similarly, PII's contention that the ALJ relied on Equitable's monthly banking and advancing tolerance as a factual basis for its ruling is misplaced. The ALJ made reference to our recent decision in which we approved a 2.5% tolerance level for Equitable. (Pennsylvania Public Utility Commission v. Equitable Gas Company, Docket No. R-00963858 (December 4,
1997). It would appear that the ALJ cited the Equitable decision as precedent for the Commission's policy to reduce banking and advancing tolerances. We further note that Peoples' witness testified that, since 1989, when its tolerance was 20% over three months, this Commission has either approved or directed reductions in Peoples' banking and advancing tolerance to the present level of 5% over one month. (Peoples St. No., p.
5).  Clearly, the trend has been to reduce tolerances.

We further find that PII's argument that the ALJ shifted the burden of proof from Peoples to IOGA and PII is unfounded. The ALJ merely concluded that the PII and IOGA, as direct representatives of the interest


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of Peoples' transportation customers, were in a better position than
Peoples to present evidence of any adverse effects of Peoples' bank' g and advancing tolerance on those customers activities. (R.D., p. 71). The ALJ properly concluded that Peoples met its burden of demonstrating the justness and reasonableness of its proposal. The record evidence indicated that Peoples' retail customers are at risk of higher natural gas costs from higher banking and advancing tolerance. In our view, there was insufficient evidence to show that Peoples' transportation customers will be unreasonably disadvantaged by a reduction in the tolerance level. Peoples accomplished its burden of going forward on the question and IOGA and PII did not adequately rebut this evidence.

Accordingly, we will adopt the 4% monthly banking and advancing tolerance contained in the Settlement. PII's Exceptions on this issue are denied.

IV.  PEOPLES IMBALANCE FEES PROPOSAL

A.	Res Judicata Allegation

Peoples argued the doctrine of res judicata should apply to bar
PII from challenging its proposed imbalance fee for transportation customers' excess use of Peoples' advancing services that is based on the monthly cost of gas and that includes a penalty. Peoples noted that the issue of advancing services was previously raised in its Section 1307(f)- 1997 proceeding. Pennsylvania Public Utility Commission v. Peoples Natural Gas Company, Docket No. R-00973896 (September 30, 1997). (Peoples 13070-
1997). In the 1997 proceeding, the OCA successfully argued that Peoples should no longer be allowed to charge its standby rates to transportation customers' excess use of Peoples advancing service and that, instead, Peoples charge those customers gas costs for the actual month in which the excess sue occurred, plus a penalty. Peoples pointed out that in response to the OCA's contentions, the Commission concluded that changes be implemented in Peoples' tariff provisions addressing these issues. The Commission held that the specifics of these changes in Peoples' tariff be deferred to further discussions between the OCA and Peoples and that Peoples include these changes in its Section 1307(f)-1998 filing.

Based on the foregoing, Peoples posited that the merits of its imbalance fee for excess use of its advancing service was adjudicated in its 1997 proceeding. Peoples further argued that PII had full opportunity in the 1997 proceeding to challenge the proposal advocated by the OCA and it failed to do so. Thus, Peoples states that PIII should be precluded by the doctrine of res judicata from challenging the imbalance fee proposed in this proceeding, in compliance with the Commission's directive in Peoples'
Section 1307(f)-1997 case.

The ALJ, while appearing to agree with Peoples, declined to make a recommendation on this issue. He addressed the merits of the imbalance fee proposal to provide the Commission with an adjudication of the issues in the event that we would determine that PII is not barred by the doctrine of res judicata from challenging Peoples' proposal.

On consideration of the positions of the parties, we agree with the ALJ determination and we will consider the merits of the PII
Exceptions. We disagree with the position advanced by Peoples' that either principles of issue preclusion or claim preclusion should be applied against PII. Although the doctrine of res judicata may be applicable to administrative proceedings, we do not find a complete identity of the issue and parties sufficient to bar PII in this matter.

B.	Arguments of Parties

Peoples argued that its imbalance fee proposal promotes a "least cost fuel procurement policy." Under this proposal, when transportation customer exceeds Peoples' monthly advancing tolerance, a fee is applied which is equal to the highest cost of gas in a particular month. Under the Settlement, Peoples will use an index price, the price published in the Gas Daily, for its customers who balance supplies and deliveries on a daily basis, but its actual cost of gas will be applied to customers who do not. Similarly, when transportation customers exceed Peoples' monthly banking tolerance, Peoples' imbalance proposal contains a fee which is equal to the lowest cost of gas in a particular month, whether such price is an index price or actual cost of gas. The third component of Peoples' imbalance fee proposal relates to the penalties that Peoples proposed to apply to those costs of gas. For advanced gas, the penalty would be a graduated premium that increases as a customer's excess use of advancing service increases. For banked gas, the penalty would be a graduated discount that also increases as a customer's excess use of banking service increases.

Peoples asserted that its proposed imbalance fee assigns cost responsibility to transportation customers who make excessive use of banking and advancing services. Peoples further maintained that its proposal does not unreasonably discriminate between its retail and transportation customers.

PII argued that Peoples failed to show that its monthly imbalance fee proposal was just and reasonable. According to PII, Peoples' imbalances fees would discriminate against transportation customers in favor of Section 1307(f) customers. PII added that while it did not oppose reasonable cost-based charges for monthly imbalances greater than an established tolerance, it opposed Peoples' admittedly punitive fees because no reason was given for changes. PII maintained that Peoples did not present substantial evidence that transportation customers require penalties to prevent them from "gaming" the system under Peoples' existing tariff provisions. (PII Reply Brief, pp. 5-6). PII believed that the net effect of Peoples' penalty proposal was an unlawful cost-shift that would unjustly benefit Section 1307(f) customers at the expense of transportation customers.

The OCA supported Peoples' imbalance fee as contained in the Settlement. The OCA asserted that the Peoples' imbalance fee was reasonable and consistent with substantial evidence in the record.

C.	ALJ's Recommendation

The ALJ concluded that Peoples' imbalance fee proposal was reasonable and recommended its adoption. The ALJ rejected PII's argument that Peoples failed to meet its burden of proof because it did not assess the effects of its proposed imbalances fees on its transportation customers. The ALJ reasoned that because PII consists of Peoples' customers and IOGA represents pool operators who "stand in the shoes" of Peoples' customers, PII and IOGA could produce evidence illustrating the effects of the imbalance fee on transportation customers. The ALJ determined that PII and IOGA should not be allowed to take advantage of their failure to put this type of evidence in the record.

D.	Exceptions

PII, in its Exceptions, objects to the ALJ's recommendation to adopt the imbalance fees proposed in the Settlement. PII argues that Peoples has not met its burden of proving that the proposed fee structure is just and reasonable. PII reiterates the arguments previously advanced in this proceeding that Peoples has not demonstrated that the proposed imbalance fees would eliminate any existing retail customer cost problems. PII contends that the proposed imbalance fee structure should be stricken from the Settlement.

E.	Disposition

On consideration of the Exceptions of PII, we shall deny them and adopt the Recommended Decision. As evident from the following, the ALJ carefully evaluated the evidence and properly concluded that the imbalance fee structure in the Settlement was reasonable and fair:
When transportation customers exceed Peoples' monthly advancing tolerance, Peoples' imbalance proposal contains a fee which is equal to the highest cost of gas in a particular month. When transportation customers exceed Peoples' monthly banking tolerance, Peoples' imbalance proposal contains a fee which is equal to the lowest cost of gas in a particular month. IOGA wants Peoples to use its average cost of gas for a particular month whether a customer exceeds Peoples' monthly banking or advancing tolerance. IOGA Statement No. I at pp. 3-4. 1 accept Ms. Meyer's testimony that Peoples' proposed use of the highest gas price for excessive use of its advancing services intends to provide "a close proxy of the 'actual gas cost' that would be incurred by Peoples to bring additional supplies on its system, or would have been incurred by the transportation customer had it purchased
the gas itself for delivery into Peoples' system."   Peoples' Statement No.
4 at p. 6. IOGA's desired use of an average monthly gas price would encourage customers to take advantage of the system to the disadvantage of Peoples' retail customers by under-delivering when prices are high and repaying supplies when prices are low. Peoples' Statement No. 5 at p. 7. Peoples' Exhibit No. 23 demonstrates this. Retail customers, who do not make excessive use of Peoples' banking and advancing services, not transportation customers who do make excessive use of the services, would have to pay the difference between IOGA's average price and the actual price Peoples would incur. I agree with Peoples that its proposed imbalance fee assigns cost responsibility properly because in this instance it belongs with Peoples' transportation customers, rather than with Peoples' retail customers.

		As the OCA and Peoples point out, Peoples' revisions to its imbalance fees were justified based on OCA's analysis of cost shifting in last year's Section 1307(f) proceeding. OCA Reply Brief at 3; Peoples' Reply Brief at 7-8. Also, the Commission approved an Equitable Gas Company imbalance fee for the excessive use of banking service which is based on Equitable's lowest cost gas. Tr. 133-134. This provides further precedent for Peoples' inclusion of a penalty in its imbalance fee. (R.D., pp. 72-
73).

We find that that the imbalance fee structure contained in the Settlement is reasonable and in the public interest. The imbalance fee structure serves to more appropriately assign the appropriate costs to those customers responsible for producing those costs. We further find that the imbalance fee, as proposed in the Settlement, does not unreasonably discriminate against Peoples' transportation customers. Consequently, we will adopt the imbalance fee provisions of the Settlement. PII's Exceptions on this issue are denied.

CONCLUSION

On consideration of the Recommended Decision, the Exceptions and Replies; THEREFORE,

IT IS ORDERED:


		1.	That the Exceptions filed by Peoples Industrial Intervenors to the  Recommended Decision of Administrative Law Judge Larry Gesoff are
denied.

2.	 That the Recommended Decision of Administrative Law Judge
Larry Gesoff issued on August 5, 1998, is adopted, consistent with this Opinion and Order.

		      3.  That the Joint Petition for Approval of Settlement Agreement
executed and filed by The Peoples Natural Gas Company, the Office of Trial
Staff, the Office of Consumer Advocate and the Office of Small Business
Advocate at Docket No. R-00984281 and Docket No. A-122250F.0008 is
approved.

4. 	That the Application of The Peoples Natural Gas Company for
the approval of the transfer of property used or useful in the public service to CNG Producing Company, an affiliate of the Applicant at Docket No. A-122250F.0008 is granted.

5.	That The Peoples Natural Gas Company is authorized to
transfer the affected used and useful property in accordance with the terms and conditions of the February 10, 1998 Asset Sale Agreement between Peoples and CNGP, as subsequently modified by the March 30, 1998
Modification to Asset Sale Agreement and by any other changes required or caused by the Settlement Agreement referred to in paragraph number one of this Order.

6. That The Peoples Natural Gas Company file a tariff supplement, effective for service rendered on and after January 1, 1999, that decreases the following rates in The Peoples Natural Gas Company's Tariff Gas - Pa. PUC No. 42 by $0.0955 per mcf (exclusive of the
Pennsylvania Gross Receipts Tax):

a.	All of the retail commodity rates contained in Peoples' Rates
RS, CS-S, CS-L, and IS-SB;

b.	The maximum rates for the transportation of interstate gas
supplies contained in Peoples' Rates GS-T and T; and

c.	The maximum rates for the transportation of Pennsylvania-
produced gas supplies, for residential and small commercial ratepayers, contained in Peoples' Rate GS-T.

7.  That in each annual proceeding filed by The Peoples Natural
Gas Company under Section 1307(f) of the Public Utility Code over the six-year period of 1999-2004, The Peoples Natural Gas Company shall include, as part of its filing requirements, a comparison of the total cost to The Peoples Natural Gas Company of natural gas supplied by CNGP pursuant to paragraph I of the Asset Sale Agreement referred to in paragraph three of this Order and of the total cost of supplies that The Peoples Natural Gas Company otherwise would purchase if the CNGP supplies were not available to The Peoples Natural Gas Company.

8. That if the Commission determines that the total contract cost of the CNGP supplies for the applicable Section 1307(f) collection period will be greater than the total projected cost of the supplies that The Peoples Natural Gas Company otherwise would purchase over that period, The Peoples Natural Gas Company shall terminate its gas supply arrangement with CNGP under 11 I of the Asset Sale Agreement referred to in paragraph number three of this Order effective on January 1 of the first calendar year following the Commission's determination, and provided further that any amounts paid or payable by The Peoples Natural Gas Company to CNGP for supplies delivered before The Peoples Natural Gas Company's termination of the gas supply arrangement shall be considered to be consistent with and in promotion of a "least cost fuel procurement policy," as that term appears in Section 1318 of the Public Utility Code, 66 Pa. C.S. Section 1318, and shall be fully recoverable by The Peoples Natural Gas Company through its various rates for services that recover natural gas costs.

9.	 That subject to the provisions of paragraph six of this
Order, The Peoples Natural Gas Company will make available to its customers the volumes of natural gas, at the contracted prices, supplied by CNGP under the natural gas supply arrangement set forth in paragraph 11 of the Asset Sale Agreement referred to in paragraph three of this Order for the six-year term of that arrangement of January 1, 1999 through December 31, 2004, and provided further that The Peoples Natural Gas Company will make the CNGP supplies available to its customers either as part of The Peoples Natural Gas Company's general system supply, used to supply retail service, or through assignments to its transportation customers or their agents, and provided further that The Peoples Natural Gas Company's obligation under this paragraph will not be affected by the Peoples Natural Gas Company's complete withdrawal from the provision of retail service during the six-year term of the CNGP supply arrangement.

10.  That, regardless of when the claim arose, The Peoples
Natural Gas Company will forebear from making any claims related to the assets that The Peoples Natural Gas Company transfers to CNGP under the Asset Sale Agreement referred to in paragraph three of this Order, for the recovery of either stranded natural gas costs or environmental liability or remediation costs, in any proceeding filed by The Peoples Natural Gas Company or any other person or entity on or after the effective date of this Settlement Agreement, under either Section 1307 or Section 1308 of the Public Utility Code.

11. That The Peoples Natural Gas Company file tariff(s) or tariff supplement(s), effective on one day's notice, that make the following changes in its natural gas cost recovery levels for service rendered on and after October 1, 1998:

a.	 A decrease of $0.1487 per mcf (including Pennsylvania Gross
Receipts Tax) in the commodity charges applicable to retail customers under Rates RS, CS-S and CS-L;

b. 	A decrease of $0.2198 per mcf (including Pennsylvania Gross
Receipts Tax) in the commodity charges applicable to retail customers under Rate IS-SB;

c.	 An increase of $0.0675 per mcf (excluding Pennsylvania Gross
Receipts Tax) in the various demand or entitlement charges applicable to users of standby and retail services under Rates GS-SB and IS-SB;

d.	 An increase of $0.0612 per mcf in the BB&A charge applicable to residential and commercial transportation customers under Rate GS-T;

e.	 A decrease of $0.0038 per mcf in the BB&A charge applicable to industrial transportation customers under Rate T; and

f.	 A decrease of $0.1251 per mcf in The Peoples Natural Gas
Company's Migration Rider.

12. That The Peoples Natural Gas Company file tariff(s) or tariff supplement(s), effective on one day's notice, that reduce the monthly banking and advancing tolerance contained in The Peoples Natural Gas Company's Rates GS-T and T from 5% to 4% for service rendered on and after October 1, 1998.

13. That The Peoples Natural Gas Company file tariff(s) or tariff supplement(s), effective on one day's notice, that provide for imbalance fees identical to those contained in paragraph ten of the Joint Petition for Approval of Settlement Agreement referred to in paragraph one of this Order.

14. That as soon as practicable following entry of this Order, The Peoples Natural Gas Company meet with the Office of Trial Staff and any other interested signatories to the Joint Petition for Approval of Settlement Agreement referred to in paragraph one of this Order regarding the manner in which The Peoples Natural Gas Company values natural gas supplies in storage.

	   15. That The Peoples Natural Gas Company include the following as part of the Section 1307(f) - 1999 filing it makes on or about April 1, 1999:

a.	 A proposal to reduce the monthly banking and advancing
tolerances contained in its Rates GS-T and T to 3.5%, for service rendered on and after October 1, 1999; and

b.	 testimony and analysis that describes The Peoples Natural Gas
Company plans for maintaining or abandoning the provision of retail service, including plans with respect to The Peoples
Natural Gas Company's renewal or termination of interstate transportation and storage contracts, its obligation to serve, metering and billing services, standby service, storage service, and recovery of stranded natural gas costs;

and provided further that The Peoples Natural Gas Company does not have to comply with its obligation under subparagraph (b) of this paragraph if, any time before April 1, 1999, The Peoples Natural Gas Company is required, either by law or Commission directive, to file a proceeding with the Commission (even if the proceeding does not have to be filed until after April 1, 1999) that addresses the same basic subject matter as the testimony and analysis required by subparagraph (b) of this paragraph.

16.  That the Complaint of Anthony Perman against The Peoples
Natural Gas Company at Docket No. R-0098428 I COOO I is dismissed.


17. That the Complaint of the Office of Consumer Advocate against The Peoples Natural Gas Company at Docket No. R-00984281C0002 is sustained in part and dismissed in part consistent with the decision.


BY THE COMMISSION,

James J. McNulty
Secretary



(SEAL)

ORDER ADOPTED:   September 17, 1998
ORDER ENTERED:   September 22, 1998

END NOTES


1. Portions of this Opinion have been borrowed from the Recommended Decision without specific attribution.

2. As required by the Commissioner's regulations on the "Recovery of Fuel Costs By Gas Utilities," 52 Pa. Code Section 53.61 through 53.68,
Peoples pre-filed supporting information in anticipation of Supplement
No. 132 on January 30 and March 2, 1998.

3. Peoples Industrial Intervenors includes PPG Industry, Inc., J&L Specialty Steel, Inc., and Standard Steel.